Exhibit (c)

豪世扬资本证券合伙人有限公司
Halcyon Cabot Partners, Ltd.

The Chrysler Building	+1-212 808 8011 telephone
405 Lexington Avenue, Ste 714	+1-212 800 8001 facsimile
New York, New York 10174-0700	+1-646 623 6999 cell
Michael S. Segal, President	segal@halcyoncabot.com

July 7, 2014

Board of Directors, Sunway Global Inc.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, 163316
People’s Republic of CHINA

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Sunway Global Inc. (the Company), a business valuation for the purpose of regulatory reporting, corporate restructuring and/or stock and asset ownership transfer. This valuation includes an appraisal of the total equity of the Company, its common equity and a fairness opinion.

In connection with our review we have subcontracted with Corporate Valuations Advisors, Inc., a well known and respected valuation consultant to perform the initial valuations, as attached, based upon publicly available financial information, audited and unaudited plus other corporate filings. We have engaged in discussions with senior management for clarification, completeness and accuracy of the information provided and have taken in to account such accepted financial and investment banking procedures and considerations as we have deemed relevant. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of the date of this letter.

Halcyon Cabot Partners Ltd. has been engaged in the investment banking business since 1982. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for the account of customers. We have acted as a consultant to the Company in connection with fairness opinion and have received a fee from the Company for our services. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our opinion is limited to the fairness, from a financial point of view to the stockholders and we do not address the merits of the underlying decision by the Company and this opinion does not constitute a recommendation to the Board or any stockholder as to how such person should act or vote on any issues presented by the Company. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be reproduced in its entirety as an attachment  statement that may be required to be filed with the Securities and Exchange Commission under Schedule 13 E-3.

Based upon and subject to the foregoing, it is our opinion as consultants to the Company as of April 30, 2014 hereof the Fair Market value of a single common share if the Company is eighteen cents US($0.18) from a financial point of view to the stockholders.

Very truly yours,

Halcyon Cabot Partners Ltd.                                                                Attachment: Corporate Valuations Advisors, Inc., 04-30-2014

Sunway Global, Inc.

Equity and Per Share Valuation

Made as of April 30, 2014

Corporate Valuation Advisors, Inc.
Valuation and Financial Consultants
625 Walnut Ridge Drive, Suite 105
Hartland, WI  53029

July 7, 2014

Mr. Michael S. Segal
President
Halcyon Cabot Partners, Ltd.
405 Lexington Avenue, Suite 714
New York, New York 10174

Dear Mr. Segal:

At your request and pursuant to your authorization, we have conducted a valuation of Sunway Global, Inc. (hereinafter referred to as "Sunway" or the "Company").  The purpose of this investigation and valuation has been to express our opinion of the Fair Market Value of the total equity of Sunway and a single share of its common stock as of April 30, 2014.  It is our understanding that the results of our valuation will be considered by the board of directors of Sunway in connection with a plan to restructure the Company.

For purposes of this engagement, the term "Fair Market Value" is defined as the amount at which the total equity of Sunway and a single share of its common stock would equitably exchange between a willing buyer and willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of all relevant facts.

Sunway is engaged in the design, manufacture and installation of pneumatic tube logistic transport and medicine dispensing systems used in hospitals and other medical facilities in the People’s Republic of China.

The capital structure of the Company, as of April 30, 2014, consists of 160,494 shares of Series B Convertible Preferred Stock and 18,499,736 common shares outstanding.  The Series B Convertible Preferred Stock has a liquidation preference of $6.5 million and, at the option of its holder, each preferred share is convertible into 30 common shares.

We have read the financial statements for the Company as provided in its Form 10k Annual Reports filed with the Securities and Exchange Commission.  Comparative income statements for Sunway for the three one-year periods ending December 31, 2013 are summarized as Exhibit 1 to this letter.  A balance sheet, as of December 31, 2013, is set forth as Exhibit 2.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

All data provided for our use in this analysis has been accepted as accurate and reflective of actual business operations and conditions.

Equity Valuation

In valuing Sunway consideration was afforded to the Market, Income and Cost approaches to value.  The Cost Approach, as a valuation technique, generally has little relevance since investors in a firm are primarily concerned with the earnings and cash flow potential from operations as opposed to the costs that would be incurred in recreating the enterprise.  In this instance, however, the results of the Income Approach produced a value indication for the equity of Sunway that was less its carrying amount on the December 31, 2013 balance sheet.  For this reason, we also considered the value of the Company’s underlying assets.

Market Approach

In applying the Market Approach, we reviewed multiples indicated by Sunway and five other public guideline companies.  The multiples indicated or the six companies are shown on Exhibit 3 to this letter and key financial ratios for the six companies are set forth as Exhibit 4.  Using the financial data shown on Exhibits 3 and 4 to this letter, we formulated valuation multiples which we applied to the appropriate segment of the earnings stream of Sunway.

Valuation multiples have been developed in relation to total capitalization (market value of equity plus long-term debt).  Business enterprise multiples, determined by adding long-term debt to the market value of equity, are intended to reduce the bias which might otherwise result from a comparison of firms where there is a substantial variation in leverage.

In using the Market Approach, we applied business enterprise multiples to the 2013 net sales of Sunway and its total assets as of December 31, 2013.  Multiples could not be applied to earnings before interest and taxes (“EBIT”) or earnings before interest, taxes, depreciation and amortization (“EBITDA”) as these amounts for 2013 were both negative for the Company.

Business enterprise multiples of net sales ranged from .29 times net sales to 3.27 times net sales with a composite revenue multiple of 1.24 times net sales.  We applied a revenue multiple of .85 to the 2013 net sales of Sunway.  This multiple was developed by making an initial downward adjustment of 30% to reflect its smaller size and downward earnings trend.

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

The five company composite total asset multiple is equal to 1.26 times total assets.  Total asset multiples ranged from .38 times total assets to 2.13 times total assets.  We applied a total asset multiple of .45 to the total assets of Sunway as shown on its December 31, 2013 balance sheet.  The same initial downward adjustment of 30% was made to the composite total asset multiple as the net sales multiple.  However, due to the negative ratio of EBITDA to total assets for Sunway (-7.18%) in comparison to the composite EBITDA to total asset ratio of the guideline companies (10.0%), a further downward adjustment of 50% is warranted.  This yielded a final adjustment factor of approximately 35% which we applied to the composite total assets multiple of 1.26.

We have added a working capital adjustment of $2.3 million to the operating values otherwise determined for the Company.  The working capital adjustment was estimated by subtracting normal working capital of $1.60 million from adjusted net working capital of $3.86 million.  Normal working capital is estimated at 20% of net sales based upon the working capital to net sales ratios of the guideline companies.

Based upon the application of the multiple we developed and adding cash, the business enterprise value of Sunway under the Market Approach ranges from $9.11 million to $12.89 million, as shown below:

Sunway Global, Inc. Market Approach Summary As of April 30, 2014
Valuation Measure	Earnings Base	Multiple Selected	Indicated Value	Working Capital Adjustment	Business Enterprise Value
Net Sales	8,009	0.85	6,808	2,300	9,108
Total Assets	23,533	0.45	10,590	2,300	12,890

The mean business enterprise value indication is $11.0 million.

In addition to the public markets analysis, we also evaluated a recent private transaction involving shares of the Company's stock.  On August 24, 2013 Messrs. Zhao Qichao and Liang Deli purchased a combination of common and preferred shares representing 11.42 million common shares on a fully converted basis for $1.25 million from two investment funds.  The effective price per fully diluted common share amounted to $.109 per share.  Based upon value of $.109 per share and 23.13 million fully diluted common shares, the transaction implied a value of $2.55 million for the total equity of Sunway.

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

Income Approach

In applying the Income Approach, a discounted cash flow technique was employed.  This valuation method begins with a sales and expense forecast that is used to develop a pro forma cash flow statement.  Management of Sunway provided us with financial projections for the four, one-year periods ending December 31, 2017.  We extended the projections for an additional three years assuming a decreasing net sales growth rate and improving profit margins.

Our cash flow model varies from management projections in two additional respects.  First, management assumed no capital expenditures will be required over the next four years.  Even though the Company’s plant is relatively new, we have projected maintenance related capital expenditures of $30,000 in 2014 and increasing to $71,000 by 2020.  Our cash flow model also departs from management’s projection by forecasting future working capital needs at 20% of the increase in net sales from year to year.

We have estimated the discount rate for Sunway at 17%.  The discount rate assumptions are summarized below:

Discount Rate Assumptions
20 Yr. Bond	3.27%
CCC Bond Rate	5.06%
Debt %	10.0%
Equity %	90.0%
Tax Rate	40.0%
Equity Risk Premium	6.18%
Micro Cap Risk Premium	8.99%
Beta	1.00

The cash flow projection for Sunway is presented as Exhibit 5 to this letter and indicates a present value for the interim cash flows of negative $539,000.

The terminal value of Sunway has been estimated through the use of the Gordon Growth Model.  The Gordon Growth Model estimates a terminal value through the capitalization of a stabilized amount that is assumed to grow annually at a constant growth rate.  The terminal growth rate is estimated at 2.5% per annum.  The growth enhanced earnings stream is then capitalized into perpetuity at the discount rate minus the terminal growth rate, or 14.5% (17.00% - 2.5%) in order to provide a terminal value of Sunway at the end of 2020.  The indicated future value of Sunway is then discounted to present value using discount rate of 17%.  The calculations employed to estimate the terminal value of Sunway are summarized below:

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

Terminal Value	$(000)
Growth Enhanced Earnings Stream	892
Capitalization Rate	14.5%
Value in 2020	6,152
Present Value Factor	0.3796
Present Value of Terminal	2,335

Adding the present value of the sum of the seven-year interim cash flows, the terminal value and the working capital adjustment previously described results in a value of $4.10 million for the business enterprise of Sunway, as shown below:

Business Enterprise Value	$(000)
Present Value of Terminal	2,335
Cumulative Present Value of Cash Flows	(539)
Indicated Business Enterprise Value	1,796
Working Capital Adjustment	2,300
Total Business Enterprise Value	4,096

Cost Approach

The Cost Approach involves an examination of the assets and liabilities comprising a business.  This approach is premised on the assumption that the business enterprise can be estimated as the sum of all of its assets (including off balance sheet assets) by restating each asset to its Fair Market Value.

The obvious starting point for applying the Cost Approach is the balance sheet of the Company. As previously indicated, the carrying amount of the total assets of Sunway was reported to be $23.53 million as of December 31, 2013 as shown in Exhibit 2.  Each material asset on the balance sheet was discussed with management of the Company through a series of email correspondence.

It should also be noted that the Company took an impairment charge to fixed and intangible property in the approximate amount of $10.1 million during 2013.  The Company also wrote down trade accounts receivable by $3.1 million during 2013.  Following the 2013 write down to the assets of the Company, we believe that all of the current assets of the company except inventory reasonably represent their respective Fair Market Values.

We believe inventory may be overstated as management projections forecasts only sales of Pneumatic Transport Systems (“PTS”) in 2014 and beyond. No net sales are projected going forward for either of the Medicine Dispensing System (“SADP”) or Automatic Medicament Emitting system (“SAME”).  In order to evaluate the inventory, management provide us with an inventory aging report for the in-process inventory.  The schedule indicated at approximately 65% of the in-process inventory as an average age of 1.5 years and some in-process goods have been held in inventory for more than 2.5 years.  Based upon this information, we have estimated the adjustment for slow moving inventory to 30%.  Applying a 30% discount to the inventory stated on the December 31, 2013 balance sheet results in adjusted inventory of $2.42 million as shown below:

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

Carrying Amount of Inventory	$3,457,459
Inventory Adjustment @ 30%	(1,037,238)
Adjusted Inventory Value	$2,420,221

The intangible assets of Sunway amounted to $5.99 million as of December 31, 2013 and consisted of land rights with a cost of approximately $1.40 million and intellectual property with a net book value of $4.59 million.  The land rights were acquired in 2009 and relate to the land underlying the manufacturing plant of Sunway.  We have assumed that the value of the land rights have not materially changed since they were acquired.

Notes to the 2013 financial statements indicated that the majority of the purchased intellectual property relates to the SADP and SAME products.  During 2013, management wrote down the value of this technology by $5.29 million for design defects in the SADP and SAME products.  Given the fact that no sales of SADP or SAME products are included in management’s projection, we believe an additional impairment is warranted for the intellectual property.  On the basis that some of the technology may have applications to the PTS product, we have estimated the impairment to the intellectual property of the Company at 65%.  Applying a 65% discount to the intellectual property on the December 31, 2013 balance sheet results in adjusted intellectual property value of $1.59 million and total adjusted intangible assets of $2.99 million, as shown below:

	Land Rights	Intellectual Property	Total Intangible Assets
Intangibles, net	1,400,000	4,585,692	5,985,692
Intellectual Property Adjustment @ 65%	-	(2,992,846)	(2,992,846)
Adjusted Intangible Asset Value	1,400,000	1,592,846	2,992,846

We also considered whether any of the liabilities of the Company may over or understate their Fair Market Values.  Based upon the notes to the financial statement, we concluded that all of the liabilities of Sunway reasonably represent their Fair Market Values.

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

The adjustments to the balance sheet of Sunway under the Cost Approach are presented as Exhibit 6 to this report.  Based upon those adjustments the net assets or equity, of the Company is indicated at $9.93 million.

Common Equity Value Conclusion

The valuation of the business enterprise of Sunway has considered Market, Income and Cost approaches to the valuation of the Company.  The Market Approach produced value indications ranging from $9.11 million to $12.89 million.  The mean value indication is $11.00 million.  The implied value of the total equity of Sunway based upon a private transaction in August of 2013 is indicated at $2.55 million.  The Income Approach was based upon the use of a discounted pro forma cash flow model for the Company and produced value indication of $4.10 million.  The Cost Approach produced a business enterprise value indication of $9.94 million.

In order to correlate the various value indications into a conclusion of value, we weighted the value indications resulting from the application of the Market, Income and Cost approaches.   We have applied no weighting to the value indicated under the Income Approach or the Market Approach using the private transaction method as these approaches produced values estimates substantially below the value of the Company’s underlying assets.  We applied weightings of 40% to the Market Approach and 60% to the value indications under the Cost Approach.  A higher weighting was applied to the Cost Approach as this approach incorporates fewer and less speculative assumptions.  The recent losses reported by Sunway and prospective operating losses anticipated for the Company makes comparison with guideline companies unreliable.

 The weighting procedures employed are shown below:

Approach ($000)	Enterprise Value	Weighting	Weighted Value
Market Approach (Public Markets)	10,999	40.00%	4,400
Market Approach (Private Sale)	2,550	0.00%	0
Cost Approach	9,935	60.00%	5,961
Income Approach	4,096	0.00%	0
Weighted Enterprise Value			10,360

Based upon the above value indications, we have estimated a business enterprise value of $10.36 million for Sunway.  In order to arrive at the value of common equity of Sunway it is necessary to subtract its indebtedness and to test whether the holders of the Series B Convertible Preferred Stock would elect to convert their preferred shares to common shares.  The conversion threshold for the Series B Convertible Preferred Stock requires a total market capitalization for Sunway of $31 million.  Accordingly, the holders of the Series B Convertible Preferred Stock would not convert their preferred shares to common shares at the current value of Sunway.

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

Subtracting the short term debt of $592,000 and the liquidation preference of the Series B Convertible Preferred Stock of $6.5 million from the indicated business enterprise value results in a common equity value of $3.27 million, as shown below:

Common Equity Valuation	$(000)
Weighted Enterprise Value	10,360
Less: Short Term Debt	(590)
Less: Preferred Stock Liquidation Preference	(6,500)
Fair Value of Common Equity	3,270

Common Per Share Valuation

The capital structure of the Company, as of April 30, 2014, consists of 160,494 shares of Series B Convertible Preferred Stock which are convertible into 4,814,820 common shares and outstanding common stock of 18,499,736 shares.  We have previously determined that the holder of the Series B Convertible Preferred Stock would not convert and accordingly, we deducted their liquidation preference from the total equity value of Sunway in arriving at the value of common equity.

Dividing the common equity value by the number of common shares outstanding results in a per share value of $0.18 per share, as shown below:

Common Per Share Valuation	$(000)
Fair Value of Common Equity	3,270
Common Shares Outstanding	18,499,736
Indicated Value Per Share	0.18

Based upon the valuation procedures employed, we are of the opinion that the Fair Market Value of the common equity of Sunway and a single share of its common stock, as of April 30, 2014, is reasonably stated in the following amounts:

Corporate Valuation Advisors, Inc.

Mr. Michael S. Segal, President
Halcyon Cabot Partners, Ltd.
July 7, 2014

Fair Market Value
Of Total Common Equity

THREE MILLION
TWO HUNDRED SEVENTY THOUSAND DOLLARS
($3,270,000)

Fair Market Value
Of A Single Common Share

EIGHTEEN CENTS
($0.18 per share)

It is our further opinion that the payment of $.18 per share (prior to any adjustment for the effect of the proposed reverse stock split) is fair to those shareholders of Sunway entitled to receive a cash payment for their fractional shares following the proposed reverse stock split.

We have made no investigation of, and assume no responsibility for, the title to or any encumbrances against the Company or its assets.  Neither Corporate Valuation Advisors, Inc. nor any of its employees have any financial interest in the Company or its assets.  We certify that the compensation received for this study is not in any manner contingent upon the conclusions stated.  This letter is subject to the limiting factors and assumptions which appear at the end of the letter.

Respectfully Submitted,
James W. Volkman, ASA
Managing Director - Financial Valuation Services

Corporate Valuation Advisors, Inc.

LIMITING FACTORS AND ASSUMPTIONS

LIMITING FACTORS AND ASSUMPTIONS

In accordance with recognized professional ethics, the professional fee for this service is not contingent upon our conclusion of value.

The opinion of value expressed herein is valid only for the stated purpose as of the date of the appraisal.

Financial statements and other related information provided by the subject Company or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the Company's business conditions and operating results for the respective periods, except as specifically noted herein.

Public information and industry and statistical information has been obtained from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification.

The conclusions of value are based upon the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owner's participation would not be materially or significantly changed.

This letter and the conclusions arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein.  Furthermore, the letter and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever.  The conclusions reached herein represent the considered opinion of CORPORATE VALUATION ADVISORS, INC., based upon information furnished to them by the Company and other sources.

Neither all nor any part of the contents of this letter (especially any conclusions as to value, the identity of any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communications, without the prior written consent and approval of CORPORATE VALUATION ADVISORS, INC.

It is expressly stated that the scope of our appraisal did not include any investigation of any environmental matters or the negative impact on value which may exist as a result of any existing or future actions brought by any third party relating to such matters.

APPRAISAL CERTIFICATE

APPRAISAL CERTIFICATE

I certify that, to the best of my knowledge and belief:

à	The statements of fact contained in this report are true and correct.

à	The report analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusions.

à	I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

à	I have not performed prior valuation services regarding the property that is the subject of this report within the past three years immediately preceding this assignment.

à	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

à	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

à	My compensation for completing this assignment is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

à	My analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

à	I have not made a personal inspection of the property that is the subject of this report.

Erik Faber provided significant business and/or intangible asset appraisal assistance to the person signing this certification.

James W. Volkman, ASA

                                         Date:            July 7, 2014

PROFESSIONAL QUALIFICATIONS

PROFESSIONAL QUALIFICATIONS

OF

JAMES W. VOLKMAN, ASA

Mr. Volkman serves as the Managing Director of Financial Valuation Services for Corporate Valuation Advisors, Inc.  He is also a principal shareholder of the Company.

Mr. Volkman is primarily responsible for the performance and management of all financial valuation engagements undertaken by the Company.  Working in this capacity, he has performed appraisals of the capital stock of companies engaged in a wide array of industries.  These appraisals have been relied upon for purposes related to Fairness Opinions, Solvency Opinions, Restructurings and Recapitalizations, establishment and continuation of Employee Stock Ownership Plans, Acquisitions and Divestitures and Estate Planning.

The valuation of intangible assets is also an area where Mr. Volkman has had considerable experience.  He has not only appraised complex patented and unpatented technologies but also some very unique and prolific intangible assets such as agent contracts with actors, actresses, musicians and professional sports figures.  The nature of his work has required that he provide expert testimony on numerous occasions in support of his value conclusions.

From 1986 to 1988, Mr. Volkman served as Manager of Financial Valuation Services of Strategis Asset Valuation & Management Company, Inc.  Prior to that time, he served as an Assistant Vice President in both the Milwaukee, Wisconsin and Los Angeles, California offices of Valuation Research Corporation.

Mr. Volkman received both a Bachelor of Science Degree and a Masters Degree in Finance from the University of Wisconsin.

He is a Senior Member of the American Society of Appraisers ("ASA") designated in Business Valuation.

EXHIBITS

Exhibit 1

Sunway Global, Inc.
Comparative Income Statements
For the Years Ending December 31,
(US Dollars in Thousands)

	2013	2013	2012	2012	2011	2011	2010	2010
		(%)		(%)		(%)		(%)

Net Sales	8,009	100.0	9,754	100.0	8,684	100.0	23,018	100.0
Cost of Sales	4,244	53.0	5,358	54.9	4,700	54.1	7,699	33.4

Gross Profit	3,765	47.0	4,396	45.1	3,984	45.9	15,319	66.6
Total Operating Expense	5,446	68.0	5,646	57.9	4,061	46.8	2,223	9.7

EBITDA	(1,681)	-21.0	(1,250)	-12.8	(77)	-0.9	13,096	56.9
Depreciation & Amortization	3,147	39.3	3,717	38.1	3,929	45.2	3,365	14.6

EBIT	(4,828)	-60.3	(4,967)	-50.9	(4,006)	-46.1	9,731	42.3

Exhibit 2

Sunway Global, Inc.
Balance Sheet
As of December 31, 2013
(US Dollars)

ASSETS
Current assets
Cash and cash equivalents	442,006
Trade receivables, net	7,490,619
Notes receivables	-
Inventories	3,457,459
Advances to suppliers	992,508
Prepayments	593,022
Tender deposits	425,944
Travel advances to officers	594
Advances to employees	913,722
Deferred tax assets	-
Total current assets	14,315,874

Restricted cash	1,094
Amounts due from related companies	400,458
Property, plant and equipment, net	2,830,263
Intangibles, net	5,985,692
Deposit for technology-based design	-
TOTAL ASSETS	23,533,381

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term bank loans	590,464
Accounts payable	1,718,125
Income tax payable	4,718
Turnover and other taxes	69,994
Expected warranty liabilities	19,183
Customer deposits	4,702,095
Accrued liabilities	2,464,052
Total current liabilities	9,568,631
Long term liabilities	-
TOTAL LIABILITIES	9,568,631
STOCKHOLDERS’ EQUITY
Series B Convertible Preferred Stock	1
Common stock	2
Additional paid-in capital	13,833,383
Statutory reserves	4,279,756
Retained earnings	(12,238,311)
Accumulated other comprehensive income	8,089,919
STOCKHOLDERS’ EQUITY	13,964,750

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	23,533,381

Exhibit 3

Sunway Global, Inc.
Guideline Company Market Data
As of April 30, 2014
(US Dollars in Thousands)

		Mindray				Dehaier
	Sunway	Medical	Owens			Medical	Guideline	Sunway
	Global,	International	& Minor,	Omnicell,	CareFusion	Systems	Company	Global,
	Inc.	Limited	Inc.	Inc.	Corporation	Limited	Composite	Inc.
Exchange/Symbol	OTC: SUWG	NYSE: MR	NYSE: OMI	NASDAQ: OMCL	NYSE: CFN	NASDAQ: DHRM
TTM Ending	31-Dec-13	31-Dec-13	31-Dec-13	31-Dec-13	31-Dec-13	31-Dec-13		31-Dec-13

Price @ 4/21/2014	$0.10	$33.06	$33.54	$26.48	$39.06	$5.80	$33.74
Shares Outstanding (000)	18,500	119,000	63,098	36,362	208,384	4,620	449,964

Minority Value Indication	1,850	3,934,140	2,116,302	962,872	8,139,476	26,796	15,181,437
Control Premium @ 20%	370	786,828	423,260	192,574	1,627,895	5,359	3,036,287
Preferred Stock	6,500	0	0	0	0	0	6,500	6,500
Market Value of Total Equity	8,720	4,720,968	2,539,563	1,155,447	9,767,371	32,155	18,224,224

Less: Cash	(442)	(1,233,024)	(101,905)	(104,531)	(1,309,000)	(1,343)	(2,750,245)
Interest Bearing Debt	590	486,648	213,815	0	1,455,000	2,444	2,158,497	590

Business Enterprise Value	8,868	3,974,592	2,651,473	1,050,916	9,913,371	33,256	17,632,476

Net Sales	8,009	1,213,987	9,071,532	380,585	3,556,000	19,396	14,249,509	8,009
Cost of Sales	4,244	527,402	7,954,457	177,186	1,724,000	11,997	10,399,286	4,244
Gross Profit	3,765	686,585	1,117,075	203,399	1,832,000	7,399	3,850,223	3,765
EBITDA (1)	(4,828)	264,802	248,669	53,664	834,000	4,526	1,400,833	(1,681)
Depreciation & Amortization	3,147	54,578	50,586	18,365	186,000	607	313,283	3,147
EBIT (1)	(7,975)	210,224	198,083	35,299	648,000	3,919	1,087,550	(4,828)
Interest Expense	52	37,047	13,098	0	79,000	164	129,361	52
EBT	(8,027)	173,177	184,985	35,299	569,000	3,755	958,189	(4,880)
Tax Rate	-7.1%	5.8%	40.1%	31.5%	25.3%	22.6%	25.1%	-11.7%
Net Income	(8,600)	163,089	110,882	24,164	425,022	2,907	717,465	(5,453)
Cash Flow	(5,453)	217,667	161,468	42,529	611,022	3,514	1,030,748	(2,306)

Cash	442	1,233,024	101,905	104,531	1,309,000	1,343	2,750,245	442
Accounts Receivable	7,491	220,228	572,854	58,597	451,000	12,935	1,323,105	7,491
Inventory	3,457	138,808	771,663	31,457	433,000	4,745	1,383,130	3,457
Current Assets	14,316	1,647,692	1,725,932	233,778	2,829,000	34,862	6,485,580	14,316
Total Assets	23,533	2,503,934	2,324,042	492,501	8,631,000	41,360	14,016,370	23,533
Accounts Payable	1,718	93,673	643,872	16,471	148,000	39	903,773	1,718
Current Liabilities (2)	8,978	386,094	989,179	92,404	616,000	2,383	2,095,038	8,978
Book Equity	13,965	1,578,158	1,025,043	348,997	5,358,000	36,154	8,360,317	13,965

Business Enterprise Value to:							Composite	Average
EBIT (3)	(1.1)	18.9	13.4	29.8	15.3	8.5	16.1	17.2
EBITDA (3)	(1.8)	15.0	10.7	19.6	11.9	7.3	12.5	12.9
Net Sales (3)	1.107	3.274	0.292	2.761	2.788	1.715	1.237	2.2
Total Assets (3)	0.377	1.587	1.141	2.134	1.149	0.804	1.259	1.4

(1) Adjustments have been made for nonrecurring items.
(2) Current liabilities have been adjusted to reallocate short-term debt to total debt.
(3) Sunway Global, Inc. removed from composite and average due to negative earnings.

Exhibit 4

Sunway Global, Inc.
Guideline Company Financial Ratios
As of April 30, 2014

		Mindray				Dehaier
	Sunway	Medical	Owens			Medical				Sunway	Sunway
	Global,	International	& Minor,	Omnicell,	CareFusion	Systems	Guideline	Guideline	Guideline	Global,	Global,
	Inc.	Limited	Inc.	Inc.	Corporation	Limited	Composite	Average	Median	Inc.	Inc.
Trailing Twelve Months Ending		31-Dec-13	31-Dec-13	31-Dec-13	31-Dec-13	31-Dec-13				31-Dec-13	Ranking

Liquidity
Current Ratio	1.59	4.27	1.74	2.53	4.59	14.63	3.10	4.89	3.40	1.59	6.00
Quick Ratio	1.21	3.91	0.96	2.19	3.89	12.64	2.44	4.13	3.04	1.21	5.00
Cash & Inventory/Total Assets		54.79%	37.59%	27.61%	20.18%	14.72%	29.49%	28.58%	23.90%	0.17	5.00
Cash & Inventory/Sales		113.00%	9.63%	35.73%	48.99%	31.39%	29.01%	47.90%	42.21%	0.49	3.00
Asset Management
Receivables Turnover	1.07	5.51	15.84	6.49	7.88	1.50	10.77	6.38	6.00	1.07	6.00
Payables Turnover	2.47	5.63	12.35	10.76	11.65	307.62	11.51	58.41	11.20	2.47	6.00
Net Sales/Working Capital	1.50	0.96	12.31	2.69	1.61	0.60	3.25	3.28	1.55	1.50	4.00
Net Sales/Total Assets	0.34	0.48	3.90	0.77	0.41	0.47	1.02	1.06	0.48	0.34	6.00
Working Capital/Net Sales		103.92%	8.12%	37.15%	62.23%	167.45%	30.81%	74.3%	64.4%	0.67	3.00
WC (Excl. Cash)/Net Sales		2.35%	7.00%	9.68%	25.42%	160.53%	11.51%	44.4%	17.6%	0.61	2.00
Leverage/Coverage
EBIT/Interest (1)	(153.37)	5.67	15.12	N/A	8.20	23.90	8.41	(20.09)	8.20	N/A	N/A
MV of Equity/MV of Invested Capital (1)	98.33%	118.78%	95.78%	109.95%	98.53%	96.69%	103.36%	103.01%	98.43%	N/A	N/A
Debt/Total Capital	4.06%	23.57%	17.26%	0.00%	21.36%	6.33%	20.52%	12.10%	11.80%	0.04	5.00
Return on Investment
Pre-Tax Income/Equity		10.97%	18.05%	10.11%	10.62%	10.39%	11.46%	0.44%	10.50%	N/A	N/A
EBITDA/MV of Invested Capital (1)		8.31%	11.16%	6.25%	10.07%	16.22%	9.60%	-0.80%	9.19%	N/A	NA
EBIT/MV of Invested Capital (1)		6.59%	8.89%	4.11%	7.82%	14.05%	7.45%	-8.73%	7.21%	N/A	NA
Income/Expense Ratios
EBITDA/Net Sales (2)		21.81%	2.74%	14.10%	23.45%	23.33%	9.87%	17.09%	21.81%	-0.21	6.00
EBITDA/Total Assets (2)		10.58%	10.70%	10.90%	9.66%	10.94%	10.05%	10.56%	10.70%	-0.07	6.00
EBIT/Net Sales (2)	-99.58%	17.32%	2.18%	9.27%	18.22%	20.21%	7.69%	13.44%	17.32%	-0.60	6.00
EBIT/Total Assets (2)		8.40%	8.52%	7.17%	7.51%	9.48%	7.83%	8.21%	8.40%	-0.21	6.00
EBIT/EBITDA (2)	165.18%	79.39%	79.66%	65.78%	77.70%	86.59%	77.94%	77.82%	79.39%	2.87	1.00
Depreciation & Amort./Net Sales		4.50%	0.56%	4.83%	5.23%	3.13%	2.20%	9.59%	4.66%	0.39	1.00
Depreciation & Amort./Total Assets		2.18%	2.18%	3.73%	2.16%	1.47%	2.24%	4.18%	2.18%	0.13	1.00
DuPont Analysis
EBT/Net Sales (1)	-100.22%	14.27%	2.04%	9.27%	16.00%	19.36%	6.72%	-6.55%	11.77%	N/A	N/A
Net Sales/Total Asset		0.48	3.90	0.77	0.41	0.47	1.02	1.06	0.48	0.34	6.00
Total Assets/Equity		1.59	2.27	1.41	1.61	1.14	1.68	1.62	1.60	1.69	2.00

3-Year Net Sales CAGR		17.40%	2.54%	24.50%	-0.78%	-7.04%		5.35%	0.88%	-5.25%	N/A
3-Year EBITDA CAGR		15.12%	2.29%	48.90%	2.39%	3.15%		14.37%	3.15%	N/A	N/A
3-Year EBIT CAGR	N/A	12.18%	-1.34%	47.51%	4.45%	0.86%		12.73%	4.45%	N/A	N/A
Beta	32.5025	1.3382	0.9020	0.5512	0.9273	1.4378		6.2765	1.1328

(1) Excludes Control Premium
(2) Sunway Global, Inc. removed from composite, average and median due to negative earnings.

Exhibit 5

Sunway Global, Inc.
Business Enterprise Valuation - Fair Value
Discounted Cash Flow Approach
As of April 30, 2014
(US Dollars in Thousands)

	2013	2014	2015	2016	2017	2018	2019	2020

Net Sales	8,009	5,500	6,802	8,154	9,785	11,253	12,378	12,997
% growth	N/A	-31.33%	23.67%	19.88%	20.00%	15.00%	10.00%	5.00%

Cost of Sales	4,244	2,898	3,614	4,332	5,199	5,754	6,082	6,126
% of net sales	52.99%	52.69%	53.13%	53.13%	53.13%	51.13%	49.13%	47.13%

Gross Profit	3,765	2,602	3,188	3,822	4,586	5,499	6,296	6,871
% of net sales	47.01%	47.31%	46.87%	46.87%	46.87%	48.87%	50.87%	52.87%

Total Operating Expenses (excl. depr/amort)	5,446	2,368	3,215	4,092	5,153	5,476	5,652	5,675
% of net sales	68.00%	43.05%	47.26%	50.18%	52.66%	48.66%	45.66%	43.66%

Adjustments	0	0	0	0	0	0	0	0
% of net sales	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

EBITDA	(1,681)	234	(27)	(270)	(567)	23	644	1,196
% of net sales	-20.99%	4.26%	-0.39%	-3.31%	-5.80%	0.20%	5.20%	9.20%

Depreciation & Amortization	3,147	1,207	1,207	1,207	1,207	148	163	171
% of net sales	39.29%	21.95%	17.75%	14.80%	12.34%	1.32%	1.31%	1.32%

Pretax Profit	(4,828)	(973)	(1,234)	(1,477)	(1,774)	(125)	482	1,025
% of net sales	-60.28%	-17.69%	-18.14%	-18.11%	-18.13%	-1.11%	3.89%	7.89%

Tax Provision		0	0	0	0	0	72	154
% of pretax profit		15.00%	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%

Net Income		(973)	(1,234)	(1,477)	(1,774)	(125)	409	871
% of net sales		-17.69%	-18.14%	-18.11%	-18.13%	-1.11%	3.31%	6.70%

Depreciation & Amortization		1,207	1,207	1,207	1,207	148	163	171
Capital Expenditures	(91)	(30)	(37)	(44)	(53)	(61)	(68)	(71)
% of net sales	-1.14%	-0.55%	-0.55%	-0.55%	-0.55%	-0.55%	-0.55%	-0.55%
Working Capital		502	(260)	(270)	(326)	(294)	(225)	(124)
% of incremental change in net sales		-20.00%	-20.00%	-20.00%	-20.00%	-20.00%	-20.00%	-20.00%

Cash Flow		706	(324)	(585)	(947)	(332)	279	848
Interim Period Adjustment		0.6700	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Period		0.6700	1.6700	2.6700	3.6700	4.6700	5.6700	6.6700
Present Value Factor		0.9488	0.8322	0.7113	0.6079	0.5196	0.4441	0.3796

Present Value of Cash Flows		449	(270)	(416)	(575)	(172)	124	322

Discount Rate (k)		17.00%
Terminal Growth Rate (g)		2.5%

Capitalization Rate (k-g)		14.50%
Terminal Period Cash Flow		892

Terminal Value		6,152
Present Value Factor		0.3796

Present Value of Terminal		2,335
Cumulative Present Value of Cash Flows		(539)

Indicated Business Enterprise Value		1,796
Working Capital Adjustment		2,300
Total Business Enterprise Value		4,096

Exhibit 6

Sunway Global, Inc.
Cost Approach
As of April 30, 2013
(US Dollars)

	Book Value(1)	Valuation Adjustments	Fair Market Value	Valuation Discount	Notes
ASSETS
Current assets
Cash and cash equivalents	442,006	-	442,006	0%
Trade receivables, net	7,490,619	-	7,490,619	0%	Company wrote down receivables by $3.1 million. No further adjustment
Notes receivables	-	-	-	0%
Inventories	3,457,459	(1,037,238)	2,420,221	30%	Significant obsolescence related to discontinued product lines
Advances to suppliers	992,508	-	992,508	0%
Prepayments	593,022	-	593,022	0%
Tender deposits	425,944	-	425,944	0%
Travel advances to officers	594	-	594	0%
Advances to employees	913,722	-	913,722	0%
Deferred tax assets	-	-	-	0%
Total current assets	14,315,874	(1,037,238)	13,278,636	-7%

Restricted cash	1,094	-	1,094	0%
Amounts due from related companies	400,458	-	400,458	0%
Property, plant and equipment, net	2,830,263	-	2,830,263	0%
Intangibles, net	5,985,692	(2,992,846)	2,992,846	50%	Wrote down IP by $10.1mm in Q4. Land Rights of $1.4 + 35% of remaining IP
Deposit for technology-based design	-	-	-
TOTAL ASSETS	23,533,381	(4,030,084)	19,503,297	-17%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term bank loans	590,464	-	590,464	0%
Accounts payable	1,718,125	-	1,718,125	0%
Income tax payable	4,718	-	4,718	0%
Turnover and other taxes	69,994	-	69,994	0%
Expected warranty liabilities	19,183	-	19,183	0%
Customer deposits	4,702,095	-	4,702,095	0%
Accrued liabilities	2,464,052	-	2,464,052	0%
Total current liabilities	9,568,631	-	9,568,631	0%
Long term liabilities	-	-	-	0%
TOTAL LIABILITIES	9,568,631	-	9,568,631	0%
STOCKHOLDERS’ EQUITY
Series B Convertible Preferred Stock	1	-	1
Common stock	2	-	2
Additional paid-in capital	13,833,383	-	13,833,383
Statutory reserves	4,279,756	-	4,279,756
Retained earnings	(12,238,311)	-	(12,238,311)
Accumulated other comprehensive income	8,089,919	(4,030,084)	4,059,835
STOCKHOLDERS’ EQUITY	13,964,750	(4,030,084)	9,934,666	-29%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	23,533,381	(4,030,084)	19,503,297	-17%

(1) Book Value as of December 31, 2013